UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
EMAGEON INC.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
29076V 10 9
(CUSIP Number)
Stephen N. Kahane, M.D., M.S.
AMICAS, Inc.
20 Guest Street
Boston, MA 02135
617-779-7878
Copy to:
John R. Pomerance, Esq.
Megan N. Gates, Esq.
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
One Financial Center
Boston, Massachusetts 02111
(617) 542-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 23, 2009
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

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1	NAMES OF REPORTING PERSONS AMICAS, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,778,711*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

3,778,711*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,778,711*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.6%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
*   Pursuant to the Support Agreements (as defined below) described in Item 4 below, AMICAS, Inc. may be deemed to have beneficial ownership of 3,778,711 shares of Common Stock (as defined below) of Emageon Inc., which represents approximately 17.6% of total shares of Common Stock of Emageon Inc. issued and outstanding as of February 27, 2009.

SCHEDULE 13D

CUSIP No.:	29076V 10 9	Page	3	of	8
Item 1. Security and Issuer
     This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of Emageon Inc., a Delaware corporation (“Emageon”). The principal executive office of Emageon is located at 1200 Corporate Drive, Suite 200, Birmingham, AL 35242.
Item 2. Identity and Background
(a), (b), (c) and (f) This Statement is being filed by AMICAS, Inc., a Delaware corporation (“AMICAS”). AMICAS is a provider of a complete, end-to-end IT solution for imaging centers, ambulatory care facilities, radiology practices and billing services, including, without limitation, automation support for workflow, imaging, revenue cycle management and document management.
     The address of the principal executive and business office of AMICAS is 20 Guest Street, Boston, MA 02135.
     The name, present principal occupation or employment, and the name and principal business of any corporation or other organization in which such employment is conducted, of the directors and executive officers of AMICAS are set forth on Schedule I hereto. Except as otherwise specified on Schedule I, the business address for each of the persons listed on Schedule I is c/o AMICAS, Inc., 20 Guest Street, Boston, MA 02135. All directors and executive officers of AMICAS are citizens of the United States.
(d) and (e) During the last five years, neither AMICAS nor any of the persons listed on Schedule I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.
     This Item 2 is qualified in its entirety by reference to Schedule I hereto, which is incorporated herein by reference.
Item 3. Source and Amount of Funds or Other Consideration
     AMICAS may be deemed to have acquired ownership of 3,778,711 shares of Common Stock pursuant to the Support Agreements (as defined below) and certain irrevocable proxies to vote shares of Common Stock granted thereunder.
     AMICAS did not expend any funds in connection with the execution of the Support Agreements. The Support Agreements are described in more detail in Item 4 below. The information set forth in Item 4 below is incorporated herein by reference.
Item 4. Purpose of Transaction
(a) — (b) On February 23, 2009, AMICAS, AMICAS Acquisition Corp., a Delaware corporation and a direct wholly-owned subsidiary of AMICAS (“Acquisition Corp.”), and Emageon entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, (i) Acquisition Corp. has commenced a tender offer (the “Offer”) to purchase all of the outstanding shares of Common Stock at a price of $1.82 per share, net to the seller in cash (the “Per Share Amount”), and (ii) following the consummation of the Offer, Acquisition Corp. will be merged with and into Emageon (the “Merger”), with Emageon as the surviving corporation, all upon the terms and subject to the conditions set forth in the Merger Agreement. In the Merger, each outstanding share of Common Stock (other than shares held by AMICAS, Acquisition Corp., Emageon, or stockholders who properly exercise appraisal rights, if any, under Section 262 of the Delaware General Corporation law) that is not tendered in the Offer will be converted into the right to receive an amount in cash equal to the Per Share Amount, without interest and less any required withholding taxes.
     Pursuant to the Merger Agreement, Emageon has granted AMICAS the option (which is exercisable, subject to certain terms and conditions set forth in the Merger Agreement, following the consummation of the Offer) to purchase, for the Per Share Amount, newly-issued shares of Common Stock of Emageon so as to increase the number of shares of Common Stock of Emageon owned by AMICAS and Acquisition Corp. to one share more than 90 percent of the total shares of Common Stock of Emageon then-outstanding.
     The description of the Merger Agreement in this Statement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 2.1 hereto and is incorporated herein by reference.
     On February 23, 2009, as an essential condition and inducement to the willingness of AMICAS and Acquisition Corp. to enter into the Merger Agreement, AMICAS and Acquisition Corp. entered into Tender and Support Agreements (each, a “Support Agreement” and collectively, the “Support Agreements”) with Emageon’s directors, executive officers and certain other stockholders (collectively, the “Stockholders”).

SCHEDULE 13D

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     Pursuant to and subject to the terms and conditions of each Support Agreement, each Stockholder has agreed, among other things, to tender all shares of Common Stock beneficially owned by such Stockholder, together with any other shares of capital stock of Emageon acquired by such Stockholder during the term of such Support Agreement, whether beneficially or of record (collectively, the “Owned Shares”) into the Offer.
     Each Stockholder has also agreed, until the termination of his, her or its Support Agreement, at any meeting of stockholders of Emageon or any adjournment or postponement or written consent in lieu thereof, to vote the Owned Shares as follows: (a) in favor of the adoption of the Merger Agreement and any related proposal in furtherance thereof; (b) against any action, proposal or agreement that is in opposition to, or would reasonably be expected to be competitive or materially inconsistent with, the Merger or would result in a breach of any covenant, representation or warranty or any other obligation or agreement of Emageon contained in the Merger Agreement, or of the Stockholder contained in such Support Agreement; (c) against any proposal or offer from any person that provides for any direct or indirect acquisition or purchase of (i) 20% or more of the value of the consolidated assets of Emageon and its subsidiaries, (ii) beneficial ownership of securities representing 20% or more of the outstanding securities of Emageon, (iii) any tender offer, self tender offer or exchange offer that if consummated would result in any person beneficially owning securities representing 20% or more of the outstanding securities of Emageon, or (iv) any merger, consolidation, share exchange, business combination, recapitalization or similar transaction involving Emageon (or any subsidiary of Emageon whose business constitutes 20% or more of the net revenues, net income or assets of Emageon and its subsidiaries, taken as a whole); and (d) against any other action, agreement or transaction that would reasonably be expected to impede, interfere with, delay, postpone, discourage, frustrate the purposes of or adversely affect the Merger or the other transactions contemplated by the Merger Agreement or such Support Agreement or the performance by Emageon of its obligations under the Merger Agreement or by the Stockholder of its obligations under such Support Agreement.
     Each Stockholder also has granted to Stephen N. Kahane and Kevin C. Burns, the Chief Executive Officer and the Chief Financial Officer, respectively, of AMICAS (or any other nominee of AMICAS) an irrevocable proxy and power of attorney with respect to the voting of the Owned Shares in connection with the Merger Agreement and certain related matters.
     In addition, each Stockholder has agreed, until the termination of his, her or its Support Agreement, not to exercise any rights to demand appraisal of any Owned Shares in connection with the Merger. Each Stockholder has also agreed, until the termination of his, her or its Support Agreement, not to (a) sell, transfer, assign, pledge, encumber, hypothecate or similarly dispose of (by merger (including by conversion into securities or other consideration), by tendering into any tender or exchange offer, by operation of law or otherwise), or enter into any contract, option or other arrangement or understanding with respect to the voting of or sale, transfer, assignment, pledge, encumbrance, hypothecation or similar disposition of (by merger, by tendering into any tender or exchange offer, by operation of law or otherwise) any of the Owned Shares, except to participate in the Offer or the Merger; (b) enter into any agreement, arrangement or understanding with any person (other than AMICAS or Acquisition Corp.), or take any other action, that violates or conflicts with the Stockholder’s representations, warranties, covenants and obligations under such Support Agreement; or (c) take any action that could restrict or otherwise affect the Stockholder’s legal power, authority and right to comply with and perform its covenants and obligations under such Support Agreement.
     The Support Agreements terminate upon the earlier to occur of (a) the date and time at which the Merger becomes effective, (b) the termination of the Merger Agreement; (c) August 23, 2009; or (d) upon written notice by the applicable Stockholder following a material amendment, waiver or modification of the Merger Agreement or an amendment to the Merger Agreement providing that the consideration for the purchase of the Stockholder’s Owned Shares will be less than $1.82 per share or will not be paid in cash.
     The description of the Support Agreements in this Statement does not purport to be complete and is qualified in its entirety by reference to the Form of Support Agreement which is filed as Exhibit 2.2 and incorporated herein by reference.
(c) Not applicable.
(d) Upon consummation of the Merger, Emageon will become a wholly-owned subsidiary of AMICAS, and AMICAS will subsequently determine the size and membership of the board of directors of Emageon and the officers of Emageon. Following consummation of the Offer and before completion of the Merger, Acquisition Corp. shall be permitted to appoint at least a majority of directors to Emageon’s board of directors.
(e) The Merger Agreement prohibits Emageon from issuing securities, disposing of securities or changing its capitalization without prior written consent of AMICAS, except under limited circumstances set forth therein. The Merger Agreement further prohibits Emageon from declaring, accruing, setting aside or paying any dividend or making any other distribution in respect of any share capital, or repurchasing, redeeming or otherwise reacquiring any share capital or other securities of Emageon without AMICAS’s prior written consent except under limited circumstances set forth therein. Upon consummation of the Merger, Emageon will become

SCHEDULE 13D

CUSIP No.:	29076V 10 9	Page	5	of	8
a wholly-owned subsidiary of AMICAS, and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.
(f) Upon consummation of the Merger, Emageon will become a wholly-owned subsidiary of AMICAS. After completion of the Offer and the Merger, AMICAS expects to work with Emageon’s management to evaluate and review Emageon and its business, assets, corporate structure, operations, properties and strategic alternatives, and to integrate Emageon into AMICAS’s business. As a result of this review and integration, it is possible that AMICAS could implement changes to Emageon’s business or capitalization that could involve consolidating and streamlining certain operations and reorganizing or disposing of other businesses and operations, including the winding up of Emageon’s separate existence and integration of Emageon’s business and operations into AMICAS. In addition, in connection with integrating Emageon’s and AMICAS’s corporate structure, AMICAS may determine to reorganize, merge or consolidate Emageon with one or more subsidiaries of AMICAS. AMICAS reserves the right to change its plans and intentions at any time, as deemed appropriate.
(g) The Merger Agreement contains provisions that limit the ability of Emageon to engage in a transaction that would entail a change of control of Emageon during the pendency of the Merger Agreement. Following consummation of the Offer, Acquisition Corp. will own no less than a majority of Emageon’s issued and outstanding capital stock and will therefore be able to block any acquisition of control of Emageon by any other person. At the effective time of the Merger, the certificate of incorporation and bylaws of Emageon will be amended and restated in their entirety.
(h) Following the Merger, Emageon’s Common Stock will cease to be quoted on any quotation system or exchange.
(i) Upon consummation of the Merger, Emageon’s Common Stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.
(j) Other than as described above, AMICAS currently has no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) — (i) of this Schedule 13D (although AMICAS reserves the right to develop such plans).
Except as set forth in this Schedule 13D, neither AMICAS, nor to the knowledge of AMICAS, any of the directors or executive officers of AMICAS listed on Schedule I hereto, has any present plans or intentions which would result in or relate to any of the actions described in subparagraphs (a) through (j) of Item 4 of this Schedule 13D.
Item 5. Interest in Securities of the Issuer
(a) As a result of the Support Agreements, AMICAS may be deemed to have the power to vote 3,778,711 shares of Common Stock held by the Stockholders in connection with the Merger Agreement and certain related matters. Accordingly, AMICAS may be deemed to be the beneficial owner of 3,778,711 shares of Common Stock in the aggregate, representing approximately 17.6% of the total outstanding shares of Common Stock as of February 27, 2009.
     The calculation of the foregoing numbers of shares of Common Stock and percentages is based on (i) the number of issued and outstanding shares of Common Stock at February 27, 2009 and (ii) the number of shares of Common Stock beneficially owned by the Stockholders as represented and warranted by the Stockholders in the Support Agreements. To AMICAS’s knowledge, none of the other persons named in Item 2 above beneficially owns, within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), any shares of Common Stock or any other shares of capital stock of Emageon.
     Except as otherwise expressly provided in the Support Agreements, AMICAS is not entitled to any rights as a stockholder of Emageon as to any shares of Common Stock subject to the Support Agreements. This Statement shall not be construed as an admission by AMICAS that it is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of any shares of Common Stock subject to the Support Agreements.
(b) Pursuant to the Support Agreements, AMICAS may be deemed to have shared power to vote or to direct the vote of 3,778,711 shares of Common Stock.
(c) Except for the Merger Agreement and the Support Agreements described in Item 4 above, no transactions involving the Common Stock were effected during the past 60 days by AMICAS or, to the knowledge of AMICAS, any of the other persons named in Item 2 above.
(d) To AMICAS’s knowledge, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by AMICAS.

SCHEDULE 13D

CUSIP No.:	29076V 10 9	Page	6	of	8
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     See Item 4 above.
Item 7. Material to be Filed as Exhibits

Number	Description

2.1	Agreement and Plan of Merger, dated as of February 23, 2009, among AMICAS, Inc., AMICAS Acquisition Corp. and Emageon Inc. (incorporated herein by reference to Exhibit 2.1 to the Report on Form 8-K filed by AMICAS, Inc. on February 24, 2009)

2.2	Form of Tender and Support Agreement, dated as of February 23, 2009, by and between AMICAS, Inc., AMICAS Acquisition Corp. and certain stockholders of Emageon Inc. (incorporated herein by reference to Exhibit 99.1 to the Report on Form 8-K filed by AMICAS, Inc. on February 24, 2009)

SCHEDULE 13D

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SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Date: March 6, 2009

AMICAS, INC.

/s/ Stephen N. Kahane, M.D.
Stephen N. Kahane, M.D., M.S.
Chief Executive Officer

SCHEDULE 13D

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Schedule A
DIRECTORS AND EXECUTIVE OFFICERS OF AMICAS, INC.
Directors:

Name	Current Principal Occupation or Employment
Stephen J. DeNelsky	Senior Research Analyst for 11:11 Capital Management Inc.
Joseph D. Hill	Chief Financial Officer of Metabolix, Inc.
Stephen N. Kahane, M.D., M.S.	Chairman of Board of Directors and Chief Executive Officer of AMICAS, Inc.
Stephen J. Lifshatz	Chief Financial Officer of Authoria, Inc.
David B. Shepherd	Vice President and Chief Financial Officer of Louis Dreyfus Property Group LLC
John J. Sviokla	Vice President of DiamondCluster International

Executive Officers:

Name	Current Position at AMICAS, Inc.
Kevin C. Burns	Senior Vice President and Chief Financial Officer
Stephen N. Kahane, M.D., M.S.	Chief Executive Officer
Frank Stearns	Senior Vice President, Client Services